EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended July 3, 1999
Fixed charges:
Interest expense	$16
Distributions on preferred securities of subsidiary trust, net of income taxes	13
Estimated interest portion of rents	13
Total fixed charges	$42

Income:
Income before income taxes and distributions on preferred securities of subsidiary trust	$508
Eliminate equity in undistributed pretax income of Finance Group	(37)
Fixed charges *	29
Adjusted income	$500

Ratio of income to fixed charges	11.91

* Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes